AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2007

                                INVESTMENT COMPANY ACT FILE NO. 811-21466


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
         (Under Section 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. ___)

            HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
                  (Name of Issuer and Person Filing Statement)

                Shares of Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           CLIFFORD E. LAI, PRESIDENT
            HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
                          THREE WORLD FINANCIAL CENTER
                          200 VESEY STREET, 10th FLOOR
                             NEW YORK, NY 10281-1010
                                 1-800-HYPERION
            (Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of Person Filing Statement)

                                 With copies to:

                                DAVID C. MAHAFFEY
                            SULLIVAN & WORCESTER LLP
                               1666 K STREET, N.W.
                             WASHINGTON, D.C. 20006

                            CALCULATION OF FILING FEE
   ---------------------------------------------------------------------------

   Transaction Valuation: $21,000,000*      Amount of Filing Fee: $4,200.00**
   ---------------------------------------------------------------------------

*    Calculated as the aggregate maximum purchase price to be paid for
     (i) 2,158,273 shares in the offer, based upon the net asset value per share ($9.73) on June 30, 2007.

**   Calculated as 1/50th of 1% of the Transaction Valuation.
| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: _______________  Filing Party:__________________
      Form or Registration No.:_______________   Date Filed:___________________

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

| |       third-party tender offer subject to Rule 14d-1.

|X|       issuer tender offer subject to Rule 13e-4.

| |       going-private transaction subject to Rule 13e-3.

| |       amendment to Schedule 13D under Rule 13d-2.


 Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1.  Summary Term Sheet.

     Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the issuer is Hyperion Brookfield Collateralized Securities Fund, Inc. The address of its principal offices is Three World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-1010, and its telephone number is 1-800-HYPERION.

     (b) The title of the securities being sought is shares of common stock, par value $.01 per share (a "Share" or the "Shares", in singular and plural form respectively), of the Fund. As of June 30, 2007, there were approximately 75,920,364 Shares issued and outstanding.

     (c) The Shares are not currently traded on an established secondary trading market.

Item 3.  Identity and Background of Filing Person.
         The Fund is tendering for its own shares.

Item 4.  Terms of the Transaction.

     (a)(1)(i) The Fund is seeking tenders for 2,158,273 shares of its common stock (the "Offer").

     (ii) For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the "NAV") calculated on the day the tender offer terminates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2007 (the "Offer to Purchase"). A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the cover page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference.

     (iii) The Offer is scheduled to expire on August 31, 2007, unless extended.

     (iv) Not applicable.

     (v)  Reference  is hereby  made to Section 1 "Price;  Number of Shares" and
          Section 13 "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase, which are incorporated herein by reference.

     (vi) Reference is hereby made to Section 3 "Withdrawal Rights" of the Offer to Purchase, which is incorporated herein by reference.

     (vii) Reference is hereby made to the Cover Page, Section 2 "Procedure for Tendering Shares" and Section 3 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

     (viii) Reference is hereby made to Section 2 "Procedure for Tendering Shares" of the Offer to Purchase, which is incorporated herein by reference.

     (ix) Reference is hereby made to the cover page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference.

     (x) Reference is hereby made to Section 7 "Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (xi) Reference is hereby made to Section 2 "Procedure for Tendering Shares" and Section 12 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

     (xii) Reference is hereby made to Section 12 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

          (2)  Not applicable.

          (b) The Fund has been informed that no Directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

         None.

Item 6.  Purposes of the Transaction and Plans and Proposals.

     (a) Reference is hereby made to Section 6 "Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is hereby made to Section 7 "Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (c)(1) None.


          (2)  None.

          (3)  None.

          (4)  None.

          (5)  None.

          (6)  None.

          (7)  None.

          (8)  None.

          (9)  None.

          (10) None.

Item 7.  Source and Amount of Funds or Other Considerations.

          (a) Reference is hereby made to Section 8 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

          (b) None.

          (d) Reference is hereby made to Section 8 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

     (a) The Fund does not own any treasury shares. The following executive Officers and Directors currently own shares:

           Clifford E. Lai, President and Chairman of the Board - 19.575 Shares John J. Feeney, Jr., Vice President - 19.575 Shares
           Thomas F. Doodian, Treasurer - 19.575 Shares

     (b) On June 1, 2007, CastlePoint Reinsurance Company, Ltd. purchased 1,992,031.87 Shares at a price of $10.04 per Share. The transaction was effected by wire in New York.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

     (a) None.

Item 10.  Financial Statements.

     (a) The Fund's financial statements for the fiscal year ended July 31, 2005 have been audited by Holtz Rubenstein Reminick LLP whose report, along with the Fund's financial statements, are included in the Fund's 2005 Annual Report, which is incorporated herein by reference. The Fund's financial statements for the fiscal year ended July 31, 2006 have been audited by Briggs, Bunting & Dougherty LLP whose report, along with the Fund's financial statements, are included in the Fund's 2006 Annual Report, which is incorporated herein by reference. The Fund's unaudited financial statements for the six months ended January 31, 2007 are included in the Fund's 2007 Semi-Annual Report, which is incorporated herein by reference.

     (b) Not applicable.

Item 11.  Additional Information.

     (a) None.

     (b) The Offer to Purchase is incorporated herein by reference in its entirety.

Item 12.  Exhibits.

     (a)(1)(i) Offer to Purchase.

          (ii) Form of Letter of Transmittal.

          (iii) Letter to Stockholders.

          (iv) Announcement.

     (2)-(4) Not applicable.

     (5)(i) Audited Financial Statements of the Fund for the fiscal year ended July 31, 2005.*

        (ii) Audited Financial Statements of the Fund for the fiscal year ended July 31, 2006.**

        (iii) Unudited Financial Statements of the Fund for the six months ended January 31, 2007.***

        (iv) Consent of Holtz Rubenstein Reminick LLP.

        (v)  Consent of Briggs, Bunting & Dougherty LLP.

     * Incorporated by reference to the Fund's Annual Report for the fiscal year ended July 31, 2005 on form N-CSR as filed with the Securities and Exchange Commission ("SEC") on October 11, 2005.

     ** Incorporated by reference to the Fund's Annual Report for the fiscal year ended July 31, 2006 on form N-CSR as filed with the SEC on October 6, 2006.

     *** Incorporated by reference to the Fund's Semiannual Report for the six months ended January 31, 2007 on form N-CSR as filed with the SEC on April 5, 2007.

                  (b)      Not applicable.

                  (d)      Not applicable.

                  (g)      Not applicable.

                  (h)      Not applicable.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Hyperion Brookfield Collateralized
                                      Securities Fund, Inc.

                                      By:  /s/ Clifford E. Lai
                                          --------------------------------
                                           Clifford E. Lai
                                           President


July 31, 2007

                              EXHIBIT INDEX

Exhibit

(a)(1)            (i)      Offer to Purchase.

                  (ii)     Form of Letter of Transmittal.

                  (iii)    Letter to Stockholders.

                  (iv)     Announcement.

     (5)          (iv)     Consent of Holtz Rubenstein Reminick LLP.

                  (v)      Consent of Briggs, Bunting & Dougherty LLP.